Exhibit 24

                              Accountants' Consent




The Board of Directors
Physician Computer Network, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-70222, 70224, 70226, 70280) each on Form S-8 of Physician Computer Network, Inc. of our report dated February 18, 1997, with respect to the consolidated balance sheets of Physician Computer Network, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity (deficiency), and cash flows and related schedule for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996, annual report on Form 10-K of Physician Computer Network, Inc.



                              KPMG Peat Marwick LLP


Short Hills, New Jersey
March 31, 1997